March 27, 2017

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc. (File No. 001-36364)

Preliminary Proxy Statement on Schedule 14A Filed March 17, 2017

Dear Mr. Williamson:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission that we received in a telephone conversation with the Staff on March 23, 2017 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on March 17, 2017 (the “Preliminary Proxy Statement”). Capitalized terms used but not defined in this letter are as defined in the Preliminary Proxy Statement.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the Preliminary Proxy Statement.

1.	Please respond to our comments in writing, and file the responsive correspondence on EDGAR. Where a comment asks for revised disclosure and revisions are contemplated by your response, please provide us draft disclosure with your letter. Please allow us time to review your response prior to filing your definitive proxy statement.

Jay Williamson

Securities and Exchange Commission, p. 2

Response:

The Company acknowledges the Staff’s comment.

2.	In the cover letter to stockholders, please consider revising the proposal description to make it easier to read. In this respect, the parentheses and “including, without limitation” language could be removed without changing the meaning of the disclosure.

Response:

In response to the Staff’s comment, the Company will revise the proposal description throughout the definitive proxy statement as set forth below (new text underlined):

To consider and vote upon a proposal to authorize the Company to sell or otherwise issue shares of its common stock at a price below its then-current net asset value per share in one or more offerings, in each case subject to the approval of its board of directors and subject to certain conditions as set forth herein, including that the number of shares issued does not exceed 25% of its then-outstanding common stock immediately prior to each such offering.

3.	On page 2, under “Quorum, Effect of Abstentions and Broker Non-Votes, Vote Required to Approve the Proposal,” please reconcile your statement that you do not expect broker non-votes at the meeting because there are no routine proposals being voted on to your statement that you will count broker non-votes as present for purposes of establishing a quorum.

Response:

In response to the Staff’s comment, in light of Item 21(b) of Schedule 14A, the Company will revise the following sentence on p. 2 in the definitive proxy statement as set forth below with respect to broker non-votes:

Abstentions will have the effect of a vote “Against” Proposal 1. While broker non-votes would have the effect of a vote “Against” Proposal 1, we do not expect many, if any, broker non-votes at the Meeting because there are no routine proposals to be voted on at the Meeting.

4.	On page 3, under “Revocability of Proxies,” we note your statement that a stockholder may revoke any proxy that is not irrevocable. We believe the sentence is circular and should be revised to indicate that proxies are revocable and to set forth the ways in which they can be revoked.

Response:

In response to the Staff’s comment, the Company will replace the text on p. 3 under “Revocability of Proxies” in the definitive proxy statement with the following disclosure:

Jay Williamson

Securities and Exchange Commission, p. 3

A stockholder “of record” (i.e., stockholders holding shares directly in their name) may revoke any proxy by delivering a new proxy in accordance with applicable law bearing a later date, by giving notice of revocation in writing to the Secretary of the Company prior to the Meeting or by attending the Meeting and voting in person. However, the mere presence of the stockholder at the Meeting does not revoke the proxy.

If your shares are held for your account by a broker, bank or other institution or nominee, you may vote such shares at the Meeting only if you obtain proper written authority from your institution or nominee and present it at the Meeting. If your shares are held for your account by a broker, bank or other institution or nominee, to revoke any voting instructions prior to the time the vote is taken at the Meeting, you must contact such broker, bank or other institution or nominee to determine how to revoke your vote in accordance with its policies a sufficient time in advance of the Meeting.

5.	On page 6, under “Proposal No. 1,” please prominently disclose that there will be no limit on the percentage below net asset value per share at which shares will be sold.

Response:

In response to the Staff’s comment, the Company will include the sentence below in boldface font where it appears on p. 6 and p. 10 in the definitive proxy statement:

There will be no limit on the percentage below net asset value per share at which shares may be sold by the Company or number of offerings, each for up to 25% of the Company’s then-outstanding common stock, that the Company may conduct under this proposal for the one-year period that authorization is granted.

6.	On page 7, under “Market Conditions Have Created, and May in the Future Create, Attractive Investment and Acquisition Opportunities,” we note your statement that market conditions have created attractive investment and acquisition opportunities, that your proposal refers to selling or otherwise issuing shares, and that you have no present intention of issuing shares below net asset value per share. We are concerned that your shareholders may be forgoing acquisition-related approval rights under applicable law and/or exchange listing requirements if the proposal is approved. Please tell us whether approving this proposal would allow you to consummate an acquisition transaction that would otherwise require shareholder approval without obtaining it. Please ensure that you provide sufficient detail and analysis so that we may follow your response. Also, please confirm your understanding of Note A to Schedule 14A.

Response:

The Company confirms its understanding of Note A to Schedule 14A and respectfully advises the Staff that it is not currently contemplating any acquisitions or similar transactions. The Company is seeking approval of this proposal solely to authorize the issuance of shares of common stock below NAV and is not seeking approval for future transactions that would separately require approval under the Delaware General Corporation Law, the New York Stock Exchange rules or the Company’s certificate of incorporation, which if required, the Company would seek at such time.

Jay Williamson

Securities and Exchange Commission, p. 4

In response to the Staff’s comment, the Company will revise the sentence on p. 6 in the definitive proxy statement as set forth below to clarify that approval of this proposal would not allow the Company to consummate an acquisition or other transaction that would otherwise require shareholder approval without obtaining such additional approval (new text underlined):

Except for such authorizations as otherwise may be required with respect to a particular issuance under applicable law, New York Stock Exchange rules or the Company’s certificate of incorporation, if this proposal is approved, no further authorization from the stockholders will be solicited or required prior to a sale or other issuance of shares of common stock below NAV in accordance with the terms of this proposal.

7.	On page 10, under “Dilution,” we note your statement that “it should be noted that the maximum number of shares issuable below NAV that could result in such dilution is limited to a number of shares that does not exceed 25% of the Company’s then-outstanding common stock.” Unlike other proposals that only seek authorization to issue up to 25% of common stock based on the amount outstanding as of the approval date, your proposal authorizes an unlimited amount of share issuances because it references “then-outstanding,” which is an amount that increases over time with every issuance. Please revise your disclosure to clarify the distinction, and to inform investors they are approving the potential issuance of an unlimited amount during the one-year period.

Response:

In response to the Staff’s comment, the Company will revise the sentence below on p. 6 and p. 10 in the definitive proxy statement (new text underlined):

There will be no limit on the percentage below net asset value per share at which shares may be sold by the Company or number of offerings, each for up to 25% of the Company’s then-outstanding common stock, that the Company may conduct under this proposal for the one-year period that authorization is granted.

The Company respectfully advises the Staff that several other proposals similar to the Company’s that seek authorization to issue a certain percentage of shares based on the then-outstanding number of shares have been put forward by other business development companies.

8.	On pages 13-14, under “Impact on New Investors,” please consider whether all of the disclosure under “Impact on New Investors” is material to current shareholders voting on the proposal and revise accordingly.

Jay Williamson

Securities and Exchange Commission, p. 5

Response:

In response to the Staff’s comment, the Company will delete the disclosure on pp. 13-14 under the heading “Impact on New Investors” in the definitive proxy statement.

*    *    *    *    *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Adam Fleisher at (212) 225-2286 or Helena Grannis at (212) 225-2376.

Very truly yours,

/s/ Adam E. Fleisher

Adam E. Fleisher

cc:	David Stiepleman

Jennifer Gordon

TPG Specialty Lending, Inc.

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP